Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 24 January 2024

FOURTH QUARTER REPORT FOR PERIOD ENDED 31 DECEMBER 2023

Reliable production

•	Record full-year 2023 production of 187.2 MMboe (513 Mboe/day), at the top end of production guidance of 183 – 188 MMboe.

•	Quarterly production of 48.1 MMboe (522 Mboe/day), with strong reliability of 99.9% maintained on Pluto (98.2% full year 2023).

•	Quarterly revenue of $3,355 million, up 3% from Q3 2023, due to higher realised prices, partly offset by lower traded LNG volumes and timing of oil and condensate sales.

•	Portfolio average realised price of $66.8/boe.

•	Sold 31% of produced LNG at prices linked to gas hub indices (30% full year 2023).

Executing major projects

•

The Scarborough Energy Project received secondary environmental approvals for Commonwealth waters in December and commenced all relevant offshore activities. The project was 55% complete at the end of the quarter[1]. Subsequent to the quarter, the first production well was spud and as of 22 January, approximately 57km out of 433km of pipelay has been completed.

•

The Sangomar Project floating production storage and offloading (FPSO) facility sailed away from Singapore in December. The project was 94% complete at the end of the period, with 17 of 23 wells drilled and completed.

•	The Trion Project continued to award contracts including for the wellheads and subsea line pipe. Procurement activities commenced for floating production unit (FPU) materials and subsea equipment.

Carbon and new energy

•	The proposed Woodside Solar Project received planning approvals and State and Federal environmental approvals.

•	The Angel carbon capture and storage (CCS) opportunity commenced pre-front end engineering and design (FEED) studies.

•	The proposed US Federal Government tax incentive criteria are being evaluated to determine implications for the proposed H2OK Project.

[1]	The completion % excludes the Pluto Train 1 modifications project.

Woodside CEO Meg O’Neill said production in the fourth quarter remained strong, taking 2023 full-year production to a record 187.2 MMboe.

“Our expanded global portfolio delivered record production in 2023. Fourth quarter production reflected the completion of planned turnaround and maintenance activities at the North West Shelf and Shenzi. Pluto LNG also maintained its strong production performance, again achieving 99.9% reliability during the period.

“Sales revenue was 3% higher than the third quarter at $3,355 million due to higher realised prices.

“Woodside’s growth projects are being delivered as planned. We have strong momentum on the Scarborough Energy Project following receipt of regulatory approvals in December for key offshore work scopes. We’ve already completed the seismic survey, nearshore pipelay installation is almost complete and we’ve commenced pipelay work in Commonwealth waters. Earlier this month, we spud the first production well in our drilling program.

“Fabrication of six of the 51 modules for Pluto Train 2 has been completed and work on another 38 is underway. We remain on track for targeted first LNG cargo in 2026.

“The Léopold Sédar Senghor floating production storage and offloading facility departed Singapore at the end of December and is scheduled to arrive offshore Senegal in the coming weeks. Seventeen wells have now been completed at Sangomar, with first oil targeted for mid-2024.

“At Trion in Mexico, contracts have been awarded for the wellheads, subsea line pipe and coatings, and the shore base. Procurement for the subsea equipment and floating production unit commenced during the quarter.

“In the US Gulf of Mexico, following an appraisal well drilled in the second quarter, a final investment decision (FID) was taken on the Mad Dog Southwest Extension, which will be a three-well tieback to the Argos facility.

“In our new energy projects, design optimisation and technical work continued in support of FID readiness at H2OK in Oklahoma. We are evaluating the production tax credit guidance provided by the US Federal Government.

“In Western Australia, planning approvals and State and Federal environmental approvals were secured for the proposed Woodside Solar Project near Karratha.

“Woodside is safely executing our significant decommissioning program. We achieved a milestone with the safe removal of the Nganhurra riser turret mooring and we have commenced the Stybarrow and Griffin decommissioning campaigns.

“In Marketing, two term LNG sales and purchase agreements were signed during the quarter. First, with Mexico Pacific Limited for the purchase of 1.3 Mtpa of LNG from its proposed third train at the Saguaro Energia LNG Project on the Mexican Pacific coast. Second, with Australian mining company Pilgangoora Operations Pty Ltd for the supply of domestic LNG from the Pluto Truck Loading Facility, further demonstrating Woodside’s commitment to Australian domestic gas.

“Woodside welcomes the certainty provided by the ministerial exemption received in January under the domestic gas price cap legislation. We have consistently provided gas to domestic customers on reasonable prices and terms, and the exemption reflects our ongoing commitment to this objective.

“Woodside confirmed in December that it was in discussions regarding a potential merger with Santos Ltd. The talks are still at an early stage and there is no certainty that the transaction will progress. Woodside will be disciplined, conduct thorough due diligence, and will only pursue a transaction that is value-accretive for shareholders.

“As we complete our first full reporting year after the merger with BHP Petroleum, we are pleased with the results of our strong combined portfolio,” she said.

Comparative performance at a glance

			Three months ended					Year to date
			Dec 2023	Sep 2023	Change %	Dec 2022	Change %	Dec 2023	Dec 2022[2]	Change %
Production[3]		MMboe	48.1	47.8	—	51.6	(7%)	187.2	157.7	19%
		Mboe/day	522	520		561		513	432
Sales		MMboe	49.5	53.3	(7%)	52.2	(5%)	201.5	168.9	19%
		Mboe/day	538	579		568		552	463
Revenue	$	million	3,355	3,259	3%	5,160	(35%)	14,028	16,851	(17%)

Operational overview

Production

•

Delivered quarterly production of 48.1 MMboe, in line with Q3 2023, following completion of planned turnaround and maintenance activities on North West Shelf (NWS) and Shenzi in the third quarter. This was offset by lower production from Bass Strait due to planned onshore and offshore maintenance works and lower gas demand during summer.

•	Production at NWS was lower than the corresponding quarter in 2022 primarily due to natural field decline.

•	Achieved 99.9% reliability at Pluto LNG for the quarter.

Other

•	Took FID on the Mad Dog Southwest Extension in the US Gulf of Mexico (GoM). This will be a three well tie back to the Argos facility.

•	Ramp up of Mad Dog Phase 2 continued with remediation of the riser flex joints now completed.

•	Subsequent to the quarter, the NWS project participants took FID on the Lambert West Project, supporting ongoing production from NWS.

Project and development activities

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 project was 55% complete at the end of the period and first LNG cargo is targeted for 2026.

•	Fabrication of the FPU hull and topsides progressed, with the hull being prepared for drydock departure in Q1 2024.

•	Pluto Train 2 module fabrication and site construction works continued. Fabrication of six out of 51 modules is complete and work on another 38 is underway.

•

In December 2023, secondary environment approvals for the drilling, subsea and trunkline installation activities were accepted by the regulator. Installation of the trunkline nearshore component is nearing completion, and pipeline installation in Commonwealth waters commenced.

•	The offshore seismic survey environmental approval was also granted, and the activity was completed.

•	Subsequent to the quarter, installation of the first subsea flowline commenced and the first production well was spud.

Sangomar Field Development Phase 1

•	The project was 94% complete at the end of the period, and first oil is targeted for mid-2024.

•	The FPSO sailed away from Singapore on 22 December 2023 following completion of topsides integration and pre-commissioning works.

•	The development drilling program continued with 17 of 23 wells completed.

[2]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[3]

Q4 2023 includes 0.32 MMboe, Q3 2023 includes 0.26 MMboe and Q4 2022 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

•	The subsea installation campaign is ongoing, with the overall subsea work scope 98% complete at the end of the period.

Trion

•	The floating storage and offloading vessel FEED and shipyard engineering continued.

•	Contracts were awarded for the wellheads, subsea line pipe and coatings, and the Mexico shore base.

•	Detailed engineering by the subsea equipment suppliers and the FPU engineering, procurement and construction contractor progressed, enabling the commencement of procurement activities in the quarter.

Liard

•

Woodside completed a transaction bringing Paramount Resources Ltd (Paramount) into the Liard field, located onshore British Columbia Canada. Both parties will have an equal 50% interest in all the leases and Paramount will assume operatorship.

•	Woodside joined the Rockies LNG Partnership as a potential natural gas supplier to the Ksi Lisims LNG Project on the west coast of British Columbia.

Browse

•	In December 2023, the Western Australian Environmental Protection Authority published Woodside’s response to the proposed Browse to NWS Project’s environmental review document.

Calypso

•

Woodside continued pre-FEED engineering studies to mature both technical definition and cost estimates of the development. Marketing and commercial discussions to evaluate options to monetise the resource are ongoing.

Sunrise

•

In November 2023, the Timor-Leste Government announced its support for the Sunrise Concept Study to proceed. The study will consider the key issues for developing, processing and marketing gas via both Timor-Leste and Australia based solutions.

Decommissioning

•

The Nganhurra riser turret mooring was successfully removed from its location off the North West Cape in Western Australia and transported to Perth to be cleaned and dismantled in preparation for recycling and reuse.

•

All 18 Enfield wells have now been plugged and 16 of the 18 xmas trees have been removed. The remaining two trees are expected to be recovered in the first half of 2024, along with the wellhead severance program.

•	Environmental approvals were obtained in December to progress in-field Griffin decommissioning activities.

•	The Endurance drill rig arrived in Dampier and preparations are underway to commence the Stybarrow well plug and abandonment.

Marketing and Trading

•	In December 2023, Woodside signed a sale and purchase agreement (SPA) with Mexico Pacific Limited to purchase 1.3 Mtpa of LNG, equivalent to approximately 18 cargoes per year, for 20 years.[4]

•

Woodside has reached agreement with three Australian maritime unions on the Australian crewing of an LNG vessel. Under the agreement, the maritime unions will cooperate fully with Woodside and its contractors in maintaining maritime operations at the NWS and Pluto LNG Projects.[5]

•

In October 2023, Woodside exported a cargo of US crude to Europe, utilising access to storage and loading infrastructure acquired previously. This infrastructure will allow Woodside to optimise the timing and pricing of sales.

[4]	See “Woodside and Mexico Pacific sign LNG supply agreement” announced 6 December 2023.
[5]	See “Australian crewing of Woodside LNG vessel” released 13 December 2023.

•

Woodside signed an SPA with Pilgangoora Operations Pty Ltd for the supply of domestic LNG from the Pluto Truck Loading Facility. Supply under the SPA is contracted to commence in the fourth quarter of 2024 for a period of five years.[6]

•

Subsequent to the quarter, Woodside was granted an exemption under the domestic gas price cap legislation applicable to the east coast of Australia. The exemption is for the expected delivery of more than 260 PJ (100% share) of additional domestic gas through to 2033.

New energy and carbon solutions

H2OK

•	Woodside signed a water agreement with the City of Ardmore, Oklahoma to provide wastewater to H2OK and commenced engineering design work for the water pipeline.

•	Design optimisation and supporting technical work continued in support of FID readiness.

•	Woodside is evaluating the proposed US Federal Government tax incentive criteria which was released for comment in December 2023.

Woodside Solar

•	Received planning approvals and State and Federal environmental approvals for the proposed Woodside Solar Project at the Maitland Industrial Area.

•	In December 2023, Woodside entered into a conditional agreement under which a third party will develop the proposed solar facility and supply renewable energy from the facility to Woodside.

•	Woodside continues to progress commercial agreements, including for power transmission, to support the proposed project.

CCS opportunities

•	Commenced pre-FEED studies for the Angel carbon capture and storage (CCS) opportunity in November 2023.

•

In December 2023, Woodside announced it had entered into a non-binding memorandum of understanding with four Japanese companies to enable studies of potential CCS value chains between Japan and Australia.

Other renewables

•	Completed FEED on the Capella project, a collaboration between Woodside and Heliogen, in December 2023.

Corporate activities

Hedging

•	As at the end of the period, Woodside hedged approximately 29.3 MMboe of 2024 production at an average price of approximately $75.7 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. An average of 63% of 2024 and 17% of 2025 Corpus Christi volumes have been hedged.

•

The realised value of hedged positions for the year ended 31 December 2023 is a pre-tax expense of approximately $306 million, with $200 million pre-tax expense related to oil price hedges, $74 million pre-tax expense related to Corpus Christi hedges and $32 million pre-tax expense related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

2023 full-year results and teleconference

•

Woodside’s Annual Report 2023, Climate Transition Action Plan 2023 and associated investor briefing will be released to the market on Tuesday, 27 February 2024, and will be available on Woodside’s website at http://www.woodside.com/.

[6]	Pilgangoora Operations Pty Ltd is a 100%-owned subsidiary of Pilbara Minerals. See “Woodside signs domestic LNG supply agreement with Pilbara Minerals” released 21 December 2023.

•

A teleconference providing an overview of the full-year 2023 results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Tuesday, 27 February 2024 at 10:00 AEDT / 07:00 AWST / 17:00 CST (Monday, 26 February 2024).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:
○	https://webcast.openbriefing.com/wds-fyr-2024/ to view the presentation and listen to a live stream of the question and answer session
○

https://s1.c-conf.com/diamondpass/10035979-fh876t.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique passcode.

Climate Transition Action Plan presentation

•	Woodside will present its Climate Transition Action Plan 2023 to investors on Tuesday, 12 March 2024.

•	A webcast of the event will be available. Further details of the event including the time and a link to the webcast will be provided prior to the event.

Annual General Meeting

•	Woodside’s Annual General Meeting will be held at 10.00am (AWST) on Wednesday 24 April 2024 in Perth, Western Australia. The closing date for receipt of director nominations is 19 February 2024.

2024 full-year guidance

Production

•	Woodside’s full-year 2024 production guidance is 185 – 195 MMboe (505 – 533 Mboe/day).

•	The approximate split by product type is:

LNG	~45%
Pipeline gas	~20%
Crude and condensate	~30%
Natural gas liquids	~5%

Capital expenditure

•	Woodside’s full-year 2024 capital expenditure guidance is US$5.0 – 5.5 billion, assuming no change to current participating interests.

•	The approximate split by activity area is:

Sangomar[7]	~10%
Scarborough[8]	~40%
Trion[9]	~15%
Other[10]	~35%

Gas hub exposure

•	Woodside expects approximately 26 – 33% of its 2024 produced LNG to be sold at prices linked to gas hub indices.[11]

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[7]	Sangomar at 82% participating interest.
[8]	Scarborough at 90% participating interest; Pluto Train 2 at 51% participating interest.
[9]	Trion at 60% participating interest. Capital expenditure includes Pemex carry.
[10]	Other includes expenditure for new energy.
[11]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

Production summary

		Three months ended			Year to date
		Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[12]
AUSTRALIA
LNG
North West Shelf	Mboe	7,798	6,590	9,564	32,807	29,696
Pluto[13]	Mboe	12,407	12,261	12,124	45,587	46,236
Wheatstone	Mboe	2,505	2,610	2,596	10,159	9,205

Total	Mboe	22,710	21,461	24,284	88,553	85,137

Pipeline gas
Bass Strait	Mboe	3,206	4,591	4,883	15,100	13,717
Other[14]	Mboe	3,438	3,472	3,470	13,027	9,304

Total	Mboe	6,644	8,063	8,353	28,127	23,021

Crude oil and condensate
North West Shelf	Mbbl	1,359	1,278	1,711	5,867	5,371
Pluto[13]	Mbbl	994	976	982	3,630	3,684
Wheatstone	Mbbl	495	477	506	1,805	1,698
Bass Strait	Mbbl	704	982	935	3,367	2,605
Macedon & Pyrenees	Mbbl	653	688	692	2,731	1,517
Ngujima-Yin	Mbbl	1,203	1,140	1,890	3,212	7,027
Okha	Mbbl	616	608	598	2,076	2,120

Total	Mboe	6,024	6,149	7,314	22,688	24,022

NGL
North West Shelf	Mbbl	275	276	307	1,182	1,040
Pluto[13]	Mbbl	58	53	52	206	170
Bass Strait	Mbbl	1,026	1,380	1,187	4,320	3,244

Total	Mboe	1,359	1,709	1,546	5,708	4,454

Total Australia[15]	Mboe	36,737	37,382	41,497	145,076	136,634

	Mboe/day	399	406	451	397	374

[12]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[13]

Q4 2023 includes 2.56 MMboe of LNG, 0.1 MMboe of condensate and 0.06 MMboe of NGL, Q3 2023 includes 2.07 MMboe of LNG, 0.08 MMboe of condensate and 0.05 MMboe of NGL and Q4 2022 includes 2.39 MMboe of LNG and 0.10 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[14]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[15]

Q4 2023 includes 0.32 MMboe, Q3 2023 includes 0.26 MMboe and Q4 2022 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

		Three months ended			Year to date
		Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[16]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	314	350	409	1,343	750
Trinidad & Tobago	Mboe	2,779	2,413	1,952	10,151	4,883
Other[17]	Mboe	—	17	—	47	—

Total	Mboe	3,093	2,780	2,361	11,541	5,633

Crude oil and condensate
Atlantis	Mbbl	2,763	2,714	3,229	10,965	5,473
Mad Dog	Mbbl	2,054	2,188	1,165	6,808	2,414
Shenzi	Mbbl	2,712	2,158	2,517	10,065	5,734
Trinidad & Tobago	Mbbl	284	201	361	1,076	876
Other[17]	Mbbl	81	36	81	237	189

Total	Mboe	7,894	7,297	7,353	29,151	14,686

NGL
Gulf of Mexico	Mbbl	344	362	390	1,387	753
Other[17]	Mbbl	—	10	—	27	—

Total	Mboe	344	372	390	1,414	753

Total International	Mboe	11,331	10,449	10,104	42,106	21,072

	Mboe/day	123	114	110	115	58

Total production	Mboe	48,068	47,831	51,601	187,182	157,706

	Mboe/day	522	520	561	513	432

[16]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[17]	Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.

Product sales

		Three months ended			Year to date
		Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[18]
AUSTRALIA
LNG
North West Shelf	Mboe	7,367	7,639	9,000	34,573	28,069
Pluto	Mboe	12,130	12,622	12,189	45,654	44,578
Wheatstone[19]	Mboe	2,473	2,541	2,360	9,676	9,243

Total	Mboe	21,970	22,802	23,549	89,903	81,890

Pipeline gas
Bass Strait	Mboe	3,341	4,506	4,725	15,042	13,483
Other	Mboe	3,684	3,243	3,524	12,906	9,337

Total	Mboe	7,025	7,749	8,249	27,948	22,820

Crude oil and condensate
North West Shelf[20]	Mbbl	514	1,471	1,989	4,669	5,765
Pluto	Mbbl	614	1,228	856	3,070	3,994
Wheatstone	Mbbl	349	689	684	1,697	1,652
Bass Strait	Mbbl	410	1,407	1,115	2,934	2,883
Ngujima-Yin	Mbbl	1,352	708	1,753	3,201	7,027
Okha	Mbbl	1	1,297	—	1,951	1,917
Macedon & Pyrenees	Mbbl	1,054	1	1,142	2,605	1,644

Total	Mboe	4,294	6,801	7,539	20,127	24,882

NGL
North West Shelf	Mbbl	253	263	228	941	929
Pluto	Mbbl	49	32	—	336	—
Bass Strait	Mbbl	1,370	959	672	4,341	2,884

Total	Mboe	1,672	1,254	900	5,618	3,813

Total Australia	Mboe	34,961	38,606	40,237	143,596	133,405

[18]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[19]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.10 MMboe in Q4 2023, 0.16 MMboe in Q3 2023 and 0.03 MMboe in Q4 2022.
[20]	Includes reclassification of purchased condensate volumes from NWS JV Participants to Marketing liquids of 16.9 MMboe in Q3 2023 and 26 MMboe in Q2 2023.

		Three months ended			Year to date
		Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[21]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	357	321	343	1,362	684
Trinidad & Tobago	Mboe	2,611	2,574	1,969	10,180	4,923
Other[22]	Mboe	6	7	4	26	16

Total	Mboe	2,974	2,902	2,316	11,568	5,623

Crude oil and condensate
Atlantis	Mbbl	2,976	2,442	3,091	10,796	5,440
Mad Dog	Mbbl	2,209	2,041	1,098	6,819	2,368
Shenzi	Mbbl	2,716	2,123	2,245	10,164	5,599
Trinidad & Tobago	Mbbl	316	242	130	1,219	777
Other[22]	Mbbl	53	61	59	242	164

Total	Mboe	8,270	6,909	6,623	29,240	14,348

NGL
Gulf of Mexico	Mbbl	435	379	422	1,519	822
Other[22]	Mbbl	2	4	2	13	8

Total	Mboe	437	383	424	1,532	830

Total International	Mboe	11,681	10,194	9,363	42,340	20,801

MARKETING[23]
LNG	Mboe	2,209	4,329	2,625	14,553	14,727
Liquids[24]	Mboe	618	169	—	1,047	—

Total	Mboe	2,827	4,498	2,625	15,600	14,727

Total Marketing	Mboe	2,827	4,498	2,625	15,600	14,727

Total sales	Mboe	49,469	53,298	52,225	201,536	168,933

[21]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[22]	Overriding royalty interests held in the GoM for several producing wells.
[23]	Purchased volumes sourced from third parties.
[24]	Includes reclassification of purchased condensate volumes from NWS JV Participants of 16.9 MMboe in Q3 2023 and 26 MMboe in Q2 2023.

Revenue (US$ million)

	Three months ended			Year to date
	Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[25]
AUSTRALIA
North West Shelf	509	575	1,260	3,021	3,500
Pluto	1,011	923	1,666	3,789	5,497
Wheatstone[26]	208	246	383	982	1,110
Bass Strait	225	379	363	1,143	1,251
Macedon	54	41	54	199	111
Ngujima-Yin	128	64	164	292	762
Okha	—	103	—	159	191
Pyrenees	94	—	118	233	188

INTERNATIONAL
Atlantis	241	209	263	852	506
Mad Dog	178	170	87	532	212
Shenzi	217	178	188	794	520
Trinidad & Tobago[27]	103	17	112	368	321
Other[28]	4	5	6	18	16

Marketing revenue[29]	332	298	431	1,453	2,464

Total sales revenue[30]	3,304	3,208	5,095	13,835	16,649

Processing revenue	49	50	48	184	175
Shipping and other revenue	2	1	17	9	27

Total revenue	3,355	3,259	5,160	14,028	16,851

Realised prices

		Three months ended				Three months ended
	Units	Dec 2023	Sep 2023	Dec 2022	Units	Dec 2023	Sep 2023	Dec 2022[25]
LNG produced[31]	$/MMBtu	11.5	10.3	20.3	$/boe	74	65	128
LNG traded[32]	$/MMBtu	11.9	8.2	24.2	$/boe	76	52	153
Pipeline gas					$/boe	37	28	43
Oil and condensate	$/bbl	82	82	82	$/boe	82	82	82
NGL	$/bbl	24	45	36	$/boe	24	45	36
Liquids traded[32]	$/bbl	85	72	—	$/boe	85	72	—

Average realised price					$/boe	67	60	98

Dated Brent					$/bbl	84	87	89
JCC (lagged three months)					$/bbl	83	84	113
WTI					$/bbl	78	82	83
JKM					$/MMBtu	15.0	10.9	38.6
TTF					$/MMBtu	13.5	10.3	45.0

[25]	December 2022 reflects the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[26]

Q4 2023 includes $9 million, Q3 2023 includes $11 million and Q4 2022 includes $2 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[27]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[28]	Overriding royalty interests held in the GoM for several producing wells.
[29]	Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and liquids portfolio. Hedging impacts are excluded.
[30]	Total sales revenue excludes all hedging impacts.
[31]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[32]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

•	Average realised price for pipeline gas was A$6.8/GJ in Western Australia, A$13.4/GJ in east coast Australia and $4.4/Mcf for International in Q4 2023.[33]

Expenditure (US$ million)

	Three months ended			Year to date
	Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022[34]
Exploration and evaluation expense
Exploration and evaluation expensed	108	123	239	364	454
Permit amortisation	2	3	3	9	11

Total	110	126	242	373	465

Capital expenditure
Exploration and evaluation capitalised[35],[36]	43	3	8	175	119
Oil and gas properties	1,449	1,313	1,342	5,270	3,903
Other[37]	74	44	6	256	92

Total	1,566	1,360	1,356	5,701	4,114

Trading costs	181	265	260	1,068	1,777

Key project expenditure (US$ million)

	Three months ended			Year to date
	Dec 2023	Sep 2023	Dec 2022	Dec 2023	Dec 2022
Capital expenditure
Scarborough[38]	826	613	599	2,643	1,841
Sangomar	211	257	290	1,019	1,017
Trion	154	111	—	273	—

[33]	Average realised price for International excludes the impact of periodic adjustments related to the PSC in Trinidad.
[34]	December 2022 reflects the expenditure relating to interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.
[35]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[36]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

[37]	Other primarily incorporates corporate spend including SAP build costs, carbon costs and other investments.
[38]

Scarborough key project expenditure includes Scarborough offshore, Pluto Train 2, Pluto Train 1 modifications and Train 2 tie-in spend. Prior period comparatives have been restated to include Pluto Train 1 modifications and Train 2 tie-in spend of $20 million in Q4 2022 and $72 million in YTD Q4 2022.

Exploration

•	In the US Gulf of Mexico (GoM), Woodside was the highest bidder on 18 leases in Lease Sale 261. The final award of these leases is pending regulatory approval.

•

Completed a transaction with Chevron in which Woodside acquired a 30% working interest in 11 Chevron operated leases in the central GoM. In exchange, Chevron acquired a 25% working interest in seven Woodside operated leases in western GoM.

Permits and licences

Key changes to permit and licence holding during the quarter ended 31 December 2023 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
GoM	AT 409, AT 452, AT 453, AT 454, AT 228, AT 273, AT 274, AT 424, AT 425, AT 469, AT 470	30%	30%	Chevron transaction
GoM	AC 81, AC 82, AC 125, AC 126, AC 39, AC 127, AC 170	(25%)	45%	Chevron transaction
GoM	AC 39, AC 127, AC 170	(45%)	0%	Leases expired
Canada (Liard basin)	PNG- 61962, 63597[39], 63686[39], 64444[39], 64446[39], 65569, 65570, 65572, 65573, 65575, 65576, 65997, 66264, 66265, 66266, 66267, 66268, 66270, 66271, 67385, 67386, 67387, 67388, 67389, 67390, 67391, 67392, 67393	(50%)	50%	Liard transaction

Seismic and geophysical survey activity

Region	Field	Permits or licence areas	Remarks
Northern Carnarvon Basin / Exmouth Plateau	Scarborough	Petroleum titles WA-61-L and WA- 62-L	Acquisition completed of 4D seismic baseline survey, 1,648 km2 Full Fold.

[39]	Pending title transfer

Production rates

Average daily production rates (100% project) for the quarter ended 31 December 2023:

	Woodside share[40]	Production rate (100% project, Mboe/d)		Remarks
		Dec 2023	Sep 2023
AUSTRALIA
NWS Project
LNG	30.44%	278	238	Production was higher following completion of planned turnaround and maintenance activities on the North Rankin Complex, Goodwyn Platform and the Karratha Gas Plant in Q3 2023.
Crude oil and condensate	30.45%	46	46
NGL	30.49%	10	10

Pluto LNG
LNG	90.00%	119	123
Crude oil and condensate	90.00%	11	11

Pluto-KGP Interconnector
LNG	100.00%	28	22
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[41]
LNG	11.77%	231	239
Crude oil and condensate	15.69%	34	31

Bass Strait
Pipeline gas	43.75%	80	105	Production was lower due to planned onshore and offshore maintenance works and lower market demand during summer.
Crude oil and condensate	42.34%	18	23
NGL	46.04%	24	30

Australia Oil
Ngujima-Yin	60.00%	22	21
Okha	50.00%	13	13
Pyrenees	64.86%	11	12

Other
Pipeline gas[42]		37	38

[40]	Woodside share reflects the net realised interest for the period.
[41]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[42]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[43]	Production rate (100% project, Mboe/d)		Remarks
		Dec 2023	Sep 2023
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	78	77
NGL	38.50%	5	5
Pipeline Gas	38.50%	6	6

Mad Dog
Crude oil and condensate	20.86%	107	114
NGL	20.86%	4	4	Production was lower due to planned downtime.
Pipeline Gas	20.86%	2	2

Shenzi
Crude oil and condensate	64.39%	46	36	Production was higher following completion of planned maintenance in Q3 2023.
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1

Trinidad & Tobago
Crude oil and condensate	75.47%[44]	4	5
Pipeline gas	50.41%[44]	60	56

[43]	Woodside share reflects the net realised interest for the period.
[44]	Operations governed by production sharing contracts, Woodside share changes monthly.

Disclaimer and important notice

Forward looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, guidance with respect to production, expectations regarding future capital commitment, future cash flows, future results of projects, operating activities, new energy products, accounting decisions including impairments, commencement dates under supply arrangements, construction and delivery dates, expectations and plans for renewables production capacity and investments in, and development of, renewables projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. The information and statements in this announcement about Woodside’s future strategy and other forward-looking statements are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions and are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; actual demand; currency fluctuations; geotechnical factors; drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; reserve and resource estimates; loss of market; industry competition; environmental risks; physical risks; legislative, fiscal and regulatory developments; changes in accounting standards; economic and financial markets conditions in various countries and regions; political risks; project delay or advancement; approvals; cost estimates; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; and the impact of general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

All figures are Woodside share for the quarter ending 31 December 2023, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Other conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids (NGL)	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
Mbbl	thousand barrels
Mboe	thousand barrels of oil equivalent
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf	million standard cubic feet of gas
scf	standard cubic feet of gas

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.